Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2008	2007
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$299,283	$426,820
Add (deduct):
Equity in earnings of unconsolidated entities	(44,379)	(47,571)
Distributions from unconsolidated entities	45,810	43,435
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(10,158)	(7,826)
	290,556	414,858
Add fixed charges:
Consolidated interest expense (1)	76,950	113,046
Interest portion (1/3) of consolidated rent expense	23,260	22,877
	$390,766	$550,781

FIXED CHARGES:
Consolidated interest expense(1)	$76,950	$113,046
Capitalized interest	546	333
Interest portion (1/3) of consolidated rent expense	23,260	22,877
	$100,756	$136,256

RATIO OF EARNINGS TO FIXED CHARGES	3.88	4.04

Tax-effected preferred dividends	$43	$43
Fixed charges	100,756	136,256
Fixed charges and preferred dividends	$100,799	$136,299

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	3.88	4.04

(1)     Interest expense on income tax contingencies is not included in fixed charges.